The Variable Annuity Contract
issued by
BRIGHTHOUSE LIFE INSURANCE COMPANY
and
Brighthouse Separate Account Eleven for Variable Annuities

Pioneer AnnuiStarSM Variable Annuity
Disclosure Notice
April 28, 2025
A flexible premium deferred variable annuity contract
This Disclosure Notice provides certain updated information about your Pioneer AnnuiStarSM Variable Annuity Annuity Contract (the “Contract” or “contract”), a flexible premium deferred variable annuity contract issued by Brighthouse Life Insurance Company (“BLIC”, the “ Company”, or “we” or “us”). The Contract is no longer available for purchase.
Updated Financial Statements for BLIC and Brighthouse Separate Account Eleven for Variable Annuities (the “Separate Account”) are available free of charge at https://dfinview.com/BHF/PUFT/BHF105. The Contract prospectus, dated May 1, 2010, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. You can also obtain this information at no cost by calling (833) 208-3018 or by sending an email request to rcg@brighthousefinancial.com.
Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Glossary

Contract Value — Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.
Contract Years — twelve month periods beginning with the date of Contract issuance.
Fixed Account — an account that consists of all of the assets under this Contract other than those in the Separate Account. The Fixed Account is part of the general assets of the Company.
Monitored Portfolios — certain Underlying Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Purchase Payment — the premium payment(s) applied to the Contract, less any premium taxes (if applicable).
Separate Account — a segregated account registered with the Securities and Exchange Commission (SEC), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.
Underlying Fund — a portfolio of an open-end management investment company, that is registered with the SEC, in which a Subaccount invests. May also be referred to as “Portfolio Company.”
Variable Funding Option — a Subaccount of the Separate Account (i.e., a portion of the assets of the Separate Account) that invests in an Underlying Fund.
Updated Information You Should Consider About The Contract

The information in this Notice is a summary of certain Contract features that have changed since the prospectus supplement dated April 29, 2024. This may not reflect all of the changes that have occurred since your entered into your Contract.
Changes Affecting the Underlying Funds
Underlying Fund Name Change. Certain Underlying Funds were subject to a name change. The chart below identifies the former name and new name of the Underlying Funds.
Former Name	New Name
Brighthouse Funds Trust I	Brighthouse Funds Trust I
Brighthouse/abrdn Emerging Markets Equity Portfolio	SSGA Emerging Markets Enhanced Index Portfolio II*

*The effective date of this name change was August 19, 2024.
Underlying Fund Merger. The following Former Underlying Fund was merged with and into the New Underlying Fund.
Former Underlying Fund	New Underlying Fund
Brighthouse Funds Trust I	Brighthouse Funds Trust I
SSGA Emerging Markets Enhanced Index Portfolio II	SSGA Emerging Markets Enhanced Index Portfolio

Portfolio Addition. As a result of the merger described above, the SSGA Emerging Markets Enhanced Index Portfolio has been added to the Contract.

Trust/Underlying Fund Reorganization. The following Former Underlying Fund was reorganized into the New Underlying Fund of the New Trust.
Former Trust/Underlying Fund	New Trust/Underlying Fund
Pioneer Variable Contracts Trust	Victory Variable Insurance Funds II
Pioneer Mid Cap Value VCT Portfolio	Victory Pioneer Mid Cap Value VCT Portfolio

Transfers – Market Timing/Excessive Trading
Monitored Portfolios. We monitor transfer activity in the following “Monitored Portfolios” for purposes of imposing our restrictions on frequent transfers:
BlackRock High Yield Portfolio
Franklin Small-Mid Cap Growth VIP Fund
Invesco Global Equity Portfolio
MFS® Research International Portfolio
Neuberger Berman Genesis Portfolio
SSGA Emerging Markets Enhanced Index Portfolio
Templeton Foreign VIP Fund
Western Asset Management Strategic Bond Opportunities Portfolio

Important Information You Should Consider About the Contract

	Fees and Expenses	Location in Prospectus
Charges for Early Withdrawals
If you withdraw money during the first 7 full Contract Years following a
Purchase Payment , you may be assessed a withdrawal charge of up to 6% of the Purchase Payment withdrawn, declining to 0% over that time period.
For example, if you make an early withdrawal, you could pay a withdrawal charge of up to $6,000 on a $100,000 investment.
Fee Table and Examples Charges and Deductions – Withdrawal Charge
Transaction Charges
In addition to withdrawal charges, you also may be charged for the following transactions: transfers of cash value between investment options, which include the Underlying Funds and the Fixed Account.
Transfer Charge. Currently, we allow unlimited transfers among the investment options without charge. However, we reserve the right to charge for transfers after the first 12 transfers per year.
Fee Table and Examples Charges and Deductions – Transfer Charges

	Fees and Expenses			Location in Prospectus
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Fee Table and Examples Charges and Deductions Appendix A: Underlying Funds Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.57%	1.57%
	Investment options (Portfolio Company fees and expenses)[2]	0.40%	1.12%
	Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.20%[3]	0.80%[4]
1 As a percentage of average daily net assets of the Separate Account. The charge shown also includes the annual Contract administrative charge.
2 As a percentage of fund assets before temporary expense reimbursements and/or fee waivers.
3 As a percentage of average daily net assets of the Separate Account. This charge is the current charge for the least expensive optional benefit.
4 As a percentage of average daily net assets of the Separate Account. This charge is the current charge for the most expensive optional benefit.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your
Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add withdrawal charges that substantially increase costs.

	Lowest Annual Cost $1,795	Highest Annual Cost $3,602
	Assumes:	Assumes:
●Investment of $100,000 ●5% annual appreciation ●Least expensive Portfolio Company fees and expenses ●No optional benefits ●No sales charges ●No additional Purchase Payments, transfers, or withdrawals
●Investment of $100,000
●5% annual appreciation
●Most expensive combination of
optional benefits and Portfolio
Company fees and expenses
●No sales charges
●No additional Purchase
Payments, transfers, or
withdrawals

	Risks	Location in Prospectus
Risk of Loss	You can lose money by investing in this Contract including loss of principal.	The Annuity Contract – The Variable Funding Options

	Risks	Location in Prospectus
Not a Short-Term Investment
This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
Withdrawal charges may apply for the first 7 years following a Purchase
Payment . Withdrawal charges will reduce the value of your Contract if you withdraw money during that time.
The benefits of tax deferral and living benefit protection also mean the
Contract is more beneficial to investors with a long time horizon.
The Annuity Contract – The Variable Funding Options
Risks Associated with Investment Options
●An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., Underlying Funds).
●Each investment option, including the Fixed Account, has its own unique risks.
●You should review the prospectuses for the available Underlying Funds and the prospectus disclosure concerning the Fixed Account before making an investment decision.
The Annuity Contract – The Variable Funding Options
Insurance Company Risks
An investment in the Contract is subject to the risks related to us. Any obligations (including under the Fixed Account) or guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about the Company, including our financial strength ratings, is available by contacting us at
(888) 243-1968.
The Annuity Contract
Restrictions
Investments
●The Fixed Account is currently not available for new investments, except through our Special Dollar Cost Averaging Program.
●Currently, we allow unlimited transfers without charge among investment options during the accumulation phase. However, we reserve the right to impose a charge for transfers in excess of 12 per year.
●We reserve the right to limit transfers in circumstances of frequent or large transfers.
●We reserve the right to remove or substitute the Underlying Funds available as investment options under the Contract.
Transfers The Variable Funding Options Appendix C: The Fixed Account
Optional Benefits
●Certain optional benefits limit or restrict the investment options that you may select under the Contract. We may change these restrictions in the future.
●Certain optional benefits could limit subsequent Purchase Payments.
●Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn, which could significantly reduce the value or even terminate the benefit.
●You must select a specific annuity option to exercise the Variable
Liquidity Benefit during the annuity period.
Death Benefit Living Benefits Payment Options - Variable Liquidity Benefit Appendix B: Underlying Funds Available Under the Benefits Offered Under the Contract (located in this Disclosure Notice)

	Taxes	Location in Prospectus
Tax Implications
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59½.
Federal Tax Considerations
Conflicts of Interest
Investment Professional Compensation
Your investment professional may receive compensation for selling this
Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Other Information – Distribution of Variable Annuity Contracts
Exchanges
If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
Federal Tax Considerations

Appendix A

Underlying Funds Available Under the Contract
The following is a list of Underlying Funds under the Contract. More information about the Underlying Funds is available in the prospectuses for the Underlying Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF105. You can also request this information at no cost by calling (833) 208-3018 or sending an email request to rcg@brighthousefinancial.com. Depending on the optional benefits you choose, you may not be able to invest in certain Underlying Funds. See Appendix B: Underlying Funds Available Under the Benefits Offered Under the Contract.
The current expenses and performance information below reflects fees and expenses of the Underlying Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Underlying Fund’s past performance is not necessarily an indication of future performance.
Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock High Yield Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Financial Management, Inc.	0.88%	8.19%	4.40%	5.01%
Seeks capital growth and income.	Invesco Comstock Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.82%	14.73%	11.42%	9.39%
Seeks capital appreciation.	Invesco Global Equity Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.83%	16.15%	9.43%	9.82%
Seeks long-term growth of capital.	Loomis Sayles Growth Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Loomis, Sayles & Company, L.P.	0.80%	34.13%	18.04%	11.87%
Seeks capital appreciation.	MFS® Research International Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.89%	2.95%	3.87%	5.23%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.84%	2.43%	-0.14%	1.43%
Seeks to provide total return, primarily through capital appreciation.	SSGA Emerging Markets Enhanced Index Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: SSGA Funds Management, Inc	0.91%	11.13%	2.76%	—

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.68%	11.18%	8.52%	8.55%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.71%	31.81%	15.83%	14.90%
Seeks a high level of current income consistent with prudent investment risk and preservation of capital.	BlackRock Ultra-Short Term Bond Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.37%	5.11%	2.34%	1.68%
Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.	Brighthouse Asset Allocation 60 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.91%	7.96%	5.57%	5.96%
Seeks growth of capital.	Brighthouse Asset Allocation 80 Portfolio — Class B‡ Brighthouse Investment Advisers, LLC	0.94%	10.80%	7.35%	7.46%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.87%	8.37%	8.70%	9.88%
Seeks long-term growth of capital.	Jennison Growth Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Jennison Associates LLC	0.79%	30.00%	17.24%	16.08%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.87%	7.52%	5.89%	6.24%
Seeks capital appreciation.	MFS® Value Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.83%	11.66%	7.96%	8.61%
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class B# Brighthouse Investment Advisers, LLC Subadviser: Neuberger Berman Investment Advisers LLC	1.06%	8.81%	8.31%	9.43%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class E# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.71%	4.65%	0.86%	2.79%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation, with preservation of capital as an important consideration.	Franklin Rising Dividends VIP Fund — Class 2# Franklin Advisers, Inc.	0.88%	10.79%	10.30%	10.44%
Seeks long-term capital growth.	Franklin Small-Mid Cap Growth VIP Fund — Class 2# Franklin Advisers, Inc.	1.08%	11.04%	9.75%	9.32%
Seeks long-term capital growth.	Templeton Foreign VIP Fund — Class 2# Templeton Investment Counsel, LLC	1.06%	-1.00%	2.60%	2.38%
Seeks dividend income, growth of dividend income and long-term capital appreciation.	ClearBridge Variable Dividend Strategy Portfolio — Class II Legg Mason Partners Fund Advisor, LLC Subadviser: ClearBridge Investments, LLC	1.00%	16.69%	10.69%	10.47%
Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.	Victory Pioneer Mid Cap Value VCT Portfolio — Class II Victory Capital Management Inc.	1.01%	10.64%	9.02%	6.91%
#
Certain Underlying Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Underlying Funds' prospectuses for additional information regarding these arrangements.
‡
This Underlying Fund is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Underlying Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

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Appendix B

Underlying Funds Available Under the Benefits Offered Under the Contract
If you have elected an optional benefit under the Contract, your Contract may be subject to investment restrictions, as reflected below. See “Living Benefits” in the prospectus for more details. If your optional benefit is not identified below, your Contract is not currently subject to any investment restrictions.
Investment Restrictions for GMWB II and GMWB III
We reserve the right to restrict allocations to one or more Variable Funding Options or limit the percentage of Contract Value that may be allocated  to any Variable Funding Option at any time. We also reserve the right to require periodic rebalancing of Contract Value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days’ advance written notice if we exercise our right to restrict or limit allocations to one or more Variable Funding Options and/or require periodic rebalancing between Variable Funding Options.
Investment Restrictions for GMWB for Life
If you own the GMWB for Life rider, you are required to allocate 100% of your Contract Value and Purchase Payments to one or more of the following Variable Funding Options:

BlackRock High Yield Portfolio — Class B
BlackRock Ultra-Short Term Bond Portfolio — Class A
Brighthouse Asset Allocation 60 Portfolio — Class B
Brighthouse Asset Allocation 80 Portfolio — Class B
ClearBridge Variable Dividend Strategy Portfolio — Class II
MFS® Total Return Portfolio — Class B
PIMCO Total Return Portfolio — Class B
Western Asset Management Strategic Bond Opportunities Portfolio — Class E
Investment Restrictions for GMAB
If you own the GMAB rider, you are required to allocate at least 20% of your Contract Value and Purchase Payments to one or more of the “Class B” Variable Funding Options. You may allocate up to 80% in one or more of the “Class A” Variable Funding Options.

Class B - At Least 20%
BlackRock Ultra-Short Term Bond Portfolio — Class A
Brighthouse Asset Allocation 60 Portfolio — Class B
Brighthouse Asset Allocation 80 Portfolio — Class B
MFS® Total Return Portfolio — Class B
PIMCO Total Return Portfolio — Class B
Western Asset Management Strategic Bond Opportunities Portfolio — Class E
Class A - Up to 80%
BlackRock Capital Appreciation Portfolio — Class E
BlackRock High Yield Portfolio — Class B
Brighthouse/Wellington Core Equity Opportunities Portfolio — Class B
ClearBridge Variable Dividend Strategy Portfolio — Class II
Franklin Rising Dividends VIP Fund — Class 2
Franklin Small-Mid Cap Growth VIP Fund — Class 2
Invesco Comstock Portfolio — Class B
Invesco Global Equity Portfolio — Class B
Jennison Growth Portfolio — Class B
Loomis Sayles Growth Portfolio — Class B
MFS® Research International Portfolio — Class B
MFS® Value Portfolio — Class B
Neuberger Berman Genesis Portfolio — Class B
T. Rowe Price Large Cap Value Portfolio — Class E
Templeton Foreign VIP Fund — Class 2
Victory Pioneer Mid Cap Value VCT Portfolio — Class II
B-1

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The prospectus, as supplemented, and statement of additional information ("SAI") dated May 1, 2010 include additional information. The prospectus and SAI are available, without charge, upon request. For a free copy, call us at (833) 208-3018 or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF105.
Reports and other information about the Separate Account are available on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000068809